UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eargo, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Adam Fliss

Founding Partner and General Counsel

Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 384-6558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 270087109	SCHEDULE 13D

1	NAME OF REPORTING PERSON PSC Echo, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,425,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,425,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,425,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based upon 414,536,899 shares of Common Stock, which is the sum of (i) 39,536,899 shares of Common Stock issued and outstanding as of November 20, 2022 according to information provided in writing by the Issuer to the Reporting Persons, (ii) 58,574,020 shares of Common Stock issued on November 23, 2022 in connection with a rights offering by the Issuer, and (iii) 316,425,980 shares of Common Stock issued to PSC Echo, LP in connection with the rights offering and the conversion of senior secured notes held by PSC Echo, LP.

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 316,425,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 316,425,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,425,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 414,536,899 shares of Common Stock, which is the sum of (i) 39,536,899 shares of Common Stock issued and outstanding as of November 20, 2022 according to information provided in writing by the Issuer to the Reporting Persons, (ii) 58,574,020 shares of Common Stock issued on November 23, 2022 in connection with a rights offering by the Issuer, and (iii) 316,425,980 shares of Common Stock issued to PSC Echo, LP in connection with the rights offering and the conversion of senior secured notes held by PSC Echo, LP.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2665 North First Street, Suite 300, San Jose, California 95134.

Item 2. Identity and Background

(a) – (c) This Statement is being filed jointly by each of PSC Echo, LP, a Delaware limited partnership, and PSC Echo GP, LLC, a Delaware limited liability company (collectively with PSC Echo, LP, the “Reporting Persons”). PSC Echo GP, LLC is the general partner of PSC Echo, LP. Each of the Reporting Persons is principally engaged in the business of investment in securities. The principal business address of each of the Reporting Persons is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of PSC Echo GP, LLC’s officers.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 5, 2022, a copy of which is attached as Exhibit 99.1 to this Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

On June 24, 2022, the Issuer and its subsidiaries entered into a note purchase agreement (the “Note Purchase Agreement”) with PSC Echo, LP and Drivetrain Agency Services, LLC, as administrative agent and collateral agent. Pursuant to the Note Purchase Agreement, the Issuer agreed to issue and sell to PSC Echo, LP up to $125 million in senior secured notes (the “Notes”) that would convert into shares of Common Stock upon a rights offering of the Issuer on the terms described therein (the “Rights Offering”). On June 28, 2022, the Issuer completed the issuance of $100 million aggregate principal amount of Notes.

The Rights Offering closed on November 23, 2022, with existing stockholders subscribing for an aggregate of 58,574,020 shares of Common Stock. In connection with the closing of the Rights Offering, in accordance with the terms of the Note Purchase Agreement, PSC Echo, LP purchased an additional approximately $5.5 million aggregate principal amount of Notes, and all of the Notes converted into an aggregate of 316,425,980 shares of Common Stock. The purchase of the Notes was funded by equity contributions of the limited partners of PSC Echo, LP.

References to and the description of the Notes Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Notes Purchase Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Statement is incorporated by reference in its entirety into this Item 5.

(a) – (b) As of the date hereof, PSC Echo, LP holds 316,425,980 shares of Common Stock, representing approximately 76.3% of the outstanding shares of Common Stock. PSC Echo GP, LLC is the general partner of PSC Echo, LP and may be deemed to beneficially own the shares of Common Stock held by PSC Echo, LP. Voting and investment decisions with respect to the shares of Common Stock held by PSC Echo, LP are made by the management committee of PSC Echo GP, LLC. The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 414,536,899 shares of Common Stock, which is the sum of (i) 39,536,899 shares of Common Stock issued and outstanding as of November 20, 2022 according to information provided in writing by the Issuer to the Reporting Persons, (ii) 58,574,020 shares of Common Stock issued on November 23, 2022 in connection with a rights offering by the Issuer, and (iii) 316,425,980 shares of Common Stock issued to PSC Echo, LP on November 23, 2022 and November 23, 2022, in connection with the conversion of convertible notes it held.

(c) Except as reported herein, neither the Reporting Persons nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Investors’ Rights Agreement

On June 24, 2022, the Issuer and PSC Echo, LP entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) pursuant to which, among other things, the Issuer granted PSC Echo, LP certain governance, information and other rights.

Board Observer and Director Nominees

PSC Echo, LP and its permitted transferees (the “Investor Parties”) have the right to nominate the number of directors (the “Investor Directors”) to the Board that is proportionate to Investor Parties’ ownership of the Issuer, which will be rounded up to the nearest whole number (and shall in no event be less than one). PSC Echo, LP has designated Trit Garg, Karr Narula and Justin Sabet-Peyman for nomination.

Pursuant to the Investors’ Rights Agreement, the Issuer is required to enter into an indemnification agreement with each Investor Director (the “Indemnification Agreement”). The Indemnification Agreement generally requires the Issuer, among other things, to indemnify each Investor Director against certain liabilities that may arise by reason of their status or service as a director. The Indemnification Agreement also generally requires the Issuer to advance any expenses incurred by each Investor Director as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the Indemnification Agreements may be sufficiently broad to permit indemnification of each Investor Director for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Issuer also entered into a Board observer agreement with PSC Echo, LP on June 24, 2022 (the “Board Observer Agreement”). The Board Observer Agreement generally provides for, among other things, the Observer’s rights to be invited to attend, in a non-voting observer capacity, all meetings of the Board and Board committees. The Board Observer Agreement also generally requires the Issuer to indemnify the Observer to the same extent provided in the Indemnification Agreement. The Observer’s rights under the Board Observer Agreement shall terminate at the time the Investor no longer has the right to appoint an Observer pursuant to the Investors’ Rights Agreement.

Financial Statements and Other Information Rights

For so long as the Investor Parties hold at least 5% of the outstanding common stock of the Issuer, the Issuer has agreed to provide the Investor Parties with certain information and financial statements, including monthly management reports and annual operating budgets and financial projections, as further described in the Investors’ Rights Agreement.

The foregoing descriptions of the Indemnification Agreement, the Board Observer Agreement and the Investors’ Rights Agreement are qualified in their entirety by the full text of such agreements, which are attached as Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5 hereto, and are incorporated herein by reference.

Registration Rights Agreement

On June 24, 2022, the Issuer and PSC Echo, LP also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer granted PSC Echo, LP certain registration rights.

Resale Registration Statement

The Issuer is required to use reasonable best efforts to file within ten days of the completion of the Rights Offering a registration statement on Form S-1 covering the sale or distribution from time to time by PSC Echo, LP of the Common Stock on a delayed or continuous basis under the Securities Act. The Issuer is required to use reasonable best efforts to cause such registration statement to be declared effective as promptly as practicable after the filing and maintain and update the registration statement, subject to the terms and conditions therein.

Demand Registration Rights

PSC Echo, LP is entitled to certain demand registration rights, and may, on not more than four occasions per 12-months, request that not less than $10 million of the registrable securities it holds be sold through an underwritten offering, subject to certain specified exceptions. Additionally, PSC Echo, LP may request that the Issuer amend or supplement any registration statement as may be necessary, subject to certain specified exceptions, to effect a sale or distribution.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, PSC Echo, LP will be entitled to certain “piggyback” registration rights allowing it to include its shares in such registration, subject to specified conditions and limitations.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as Exhibit 99.6 hereto and incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated December 5, 2022, by and among PSC Echo, LP, and PSC Echo GP, LLC.

Exhibit 99.2	Note Purchase Agreement, dated June 24, 2022, by and among Eargo, Inc., Eargo Hearing, Inc., Eargo Screening, LLC, noteholders affiliated with Patient Square Capital and Drivetrain Agency Services, LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 27, 2022).

Exhibit 99.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 27, 2022).

Exhibit 99.4	Board Observer Agreement, dated June 24, 2022, by and between Eargo, Inc. and PSC Echo LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 27, 2022).

Exhibit 99.5	Investors’ Rights Agreement, dated June 24, 2022, by and between Eargo, Inc. and those certain investors set forth therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 27, 2022).

Exhibit 99.6	Registration Rights Agreement, dated June 24, 2022, by and between Eargo, Inc. and those certain investors set forth therein (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on June 27, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022	PSC ECHO, LP
By: PSC Echo GP, LLC Its: General Partner

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

PSC ECHO GP, LLC

	By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the officers of PSC

Echo GP, LLC.

The business address of each officer is c/o Patient Square Capital, LP, 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Each officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
James C. Momtazee Chief Executive Officer	Managing Partner, Patient Square Capital
Justin Sabet-Peyman President	Managing Director, Patient Square Capital
Adam Fliss Vice President	Founding Partner and General Counsel, Patient Square Capital